Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276173

Prospectus Supplement

(to prospectus dated August 12, 2025)

AERIES TECHNOLOGY, INC.

10,566,347 Class A Ordinary Shares Issuable Upon Exercise of Exchange Rights

21,027,801 Class A Ordinary Shares Issuable Upon Exercise of Warrants

53,805,874 Class A Ordinary Shares

9,527,810 Warrants to Purchase Class A Ordinary Shares

Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated August 12, 2025 (the “Prospectus”) related to: (A) (i) up to 10,566,347 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Company”), upon exchange of shares of Aark Singapore Pte. Ltd. or Aeries Technology Group Business Accelerators Private Limited, pursuant to the exchange agreements dated November 6, 2023, and (ii) up to 21,027,801 Class A ordinary shares issuable upon the exercise of the (a) 11,499,991 redeemable warrants to purchase Class A ordinary shares that were issued by Worldwide Webb Acquisition Corp. as part of the units in its initial public offering (“IPO”), and (b) 9,527,810 redeemable warrants (the “Private Placement Warrants”) to purchase Class A ordinary shares originally issued to Worldwide Webb Acquisition Sponsor, LLC in a private placement that closed simultaneously with the consummation of the IPO; and (B) the resale from time to time by the Selling Securityholders (as defined in the Prospectus) of (i) an aggregate of up to 53,805,874 Class A ordinary shares, and (ii) up to 9,527,810 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 28, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “AERT” and “AERTW,” respectively. On January 27, 2026, the closing price of our Class A ordinary shares was $0.537 per share and the closing price of our warrants was $0.0323 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 17 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 28, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 22, 2026

Aeries Technology, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Paya Lebar Road, #08-13 Paya Lebar Square Singapore	409051
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 228-6404

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	AERT	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AERTW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

On January 22, 2026, Aeries Technology, Inc. (“Aeries” or the “Company”) entered into Amendment No. 2 (“Amendment No. 2”) to the Letter Agreement, dated September 16, 2025 (as amended, the “Letter Agreement”), by and between the Company and Sandia Investment Management LP (“Sandia”) with respect to that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 3, 2023, by and between the Company and Sandia, as amended by that certain Forward Purchase Agreement Confirmation Amendment, dated as of November 3, 2023, as amended and restated by that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 27, 2024 (as amended and restated, the “Forward Purchase Agreement”).

The Letter Agreement primarily (1) provides for sales of Class A ordinary shares held by Sandia issued pursuant to the Forward Purchase Agreement (the “FPA Shares”) to offset the Company’s payment obligations to Sandia under the Forward Purchase Agreement at a sales price not lower than $1.05 per share continuing through December 31, 2025 (the “Designated Period”), (2) provides for the issuance and registration of additional Class A ordinary shares (the “Additional Shares”) to Sandia in an amount equal to (a) the result of dividing (i) the remaining liability at the end of the Designated Period by (ii) the greater of (x) the 30-day volume-weighted average price per Class A ordinary share on the Nasdaq Capital Market for the 30 trading days immediately preceding the expiration of the Designated Period or (y) $1.00 per share, minus (b) the number of remaining FPA Shares held by Sandia at the end of the Designated Period, provided that the total number of the Additional Shares issued shall not be less than 500,000 Class A ordinary shares, and (3) clarifies the Company’s payment obligations under the Forward Purchase Agreement in the case of a Change in Control (as defined in the Letter Agreement) or the delisting of the Company’s Class A ordinary shares from the Nasdaq Capital Market.

Amendment No. 2 primarily (1) acknowledges that, as of the date of Amendment No. 2, the outstanding amount payable by the Company to Sandia under the Letter Agreement is $1,812,063.23 (the “Outstanding Amount”), subject to reduction pursuant to sell-downs of Class A ordinary shares in accordance with the Letter Agreement, (2) authorizes the amortization of the Outstanding Amount starting with an initial amortization payment of $100,000 on March 31, 2026 and then monthly amortization payments of $75,000 starting in April 2026 (with a corresponding return of Class A ordinary shares, valued at $1.00 per share, to the Company to the extent Sandia receives such payment), (3) provides for the accrual of interest at a rate of 15% per annum, calculated monthly, on the Outstanding Amount, with monthly interest payments starting in January 2026, (4) provides for the proceeds received by Sandia from the sell-down of Class A ordinary shares in accordance with the Letter Agreement, up to $1.05 per share, to be applied as a reduction of the Outstanding Amount, and (5) extends the Designated Period until the date on which the Outstanding Amount has been paid in full, unless earlier terminated in accordance with the Letter Agreement.

The foregoing summary of Amendment No. 2 is qualified in its entirety by reference to the text of the document, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 2 to Letter Agreement, dated January 22, 2026, by and between Aeries Technology, Inc. and Sandia Investment Management LP
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aeries Technology, Inc.
A Cayman Islands exempted company

Date: January 28, 2026	By:	/s/ Daniel S. Webb
Daniel S. Webb
Chief Financial Officer

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Exhibit 10.1

Sandia Investment Management LP 201 Washington Street, Boston, MA 02108	Aeries Technology, Inc. 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore 409051

January 22, 2026

This Amendment No. 2 (this “Amendment”) to the Letter Agreement is entered into by and between the parties to that certain Letter Agreement dated September 16, 2025 as amended from time to time (the “Letter Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Letter Agreement.

1. Outstanding Amount

The Parties acknowledge that, as of the date hereof, the outstanding amount payable by the Company to Sandia under the Letter Agreement is USD 1,812,063.23 (the “Outstanding Amount”), subject to reduction pursuant to sell-downs of Shares in accordance with the Letter Agreement.

2. Amortization of Outstanding Amount

(a) Amortization of the Outstanding Amount shall commence on March 31, 2026, on which date the Company shall pay USD 100,000 toward the Outstanding Amount.

(b) Thereafter, commencing in April 2026, the Company shall make monthly amortization payments of USD 75,000, payable on or before the last Business Day of each calendar month, until the Outstanding Amount has been paid in full, subject to adjustment as provided herein.

3. Interest

(a) Interest shall accrue on the Outstanding Amount at the rate of 15% per annum, calculated on a monthly basis.

(b) Effective January 1, 2026, interest shall be payable monthly on the last Business Day of each month.

(c) Interest shall be calculated on the Outstanding Amount as reduced from time to time by: (i) any amortization payments made pursuant to Section 2; and (ii) any reductions resulting from the sell-down of Shares by Sandia pursuant to the Letter Agreement.

4. Application of Sell-Down Proceeds

Any proceeds received by Sandia from the sell-down of Shares in accordance with the Letter Agreement shall be applied as a reduction of the Outstanding Amount, and such reduction shall be taken into account for purposes of calculating future interest and amortization payments. For purposes of such reduction, (i) where Shares are sold at a price equal to or greater than USD 1.05 per Share, only USD 1.05 per Share shall be applied toward the reduction of the Outstanding Amount, and any proceeds in excess of USD 1.05 per Share shall accrue solely to Sandia; and (ii) where Shares are sold at a price below USD 1.05 per Share, only the actual proceeds received shall be applied toward reducing the Outstanding Amount.

Any sale proceeds above USD 1.05 per Share shall not reduce the Outstanding Amount and shall accrue solely to Sandia.

5. Extension of Designated Period

The Designated Period under the Letter Agreement is hereby extended until the date on which the Outstanding Amount has been paid in full, unless earlier terminated in accordance with the Letter Agreement.

6. Return of Shares upon Payment; Return of Excess Amount

To the extent Sandia receives any payment toward the Outstanding Amount (including any amortization payment), Sandia shall, three months after the last Business Day of each calendar quarter, return to the Company or cause to be cancelled (at the direction of the Company), a number of Shares equal to the dollar amount so received, on a one-for-one basis, (with each Share valued at USD 1 per Share). Upon such return or cancellation of Shares, the Outstanding Amount shall be reduced by the corresponding amount.

For the avoidance of doubt, to the extent Sandia receives any amount in excess of the Outstanding Amount then due and payable, Sandia shall refund such excess amount to the Company. Any such refund shall be made within Ten (10) Business Days of Sandia becoming aware of the excess payment.

By way of illustration, a repayment of USD 100,000 on May 4, 2026 shall require the return or cancellation of 100,000 shares on September 30, 2026.

7. No Other Amendments

Except as expressly amended hereby, the Letter Agreement, as amended, shall remain unchanged and in full force and effect.

8. Effect of Amendment

This Amendment shall be deemed to form a part of, and be read together with, the Letter Agreement, and any reference to the Letter Agreement therein shall mean the Letter Agreement as amended by this Amendment.

AERIES TECHNOLOGY, INC.

By:	/s/ Bhisham Khare
Name:	Bhisham Khare
Title:	Director and CEO

SANDIA INVESTMENT MANAGEMENT LP

By:	/s/ Tom Cagna
Name:	Tom Cagna
Title:

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